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18000824

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Securities and Exchange
FEB 23 2018
RECEIVED

SEC FILE NUMBER
8-47758

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mid Atlantic Clearing & Settlement Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1251 Waterfront Place, Suite 540
(No. and Street)

Pittsburgh	PA	15222
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lally & Co., LLC
(Name – *if individual, state last, first, middle name*)

5700 Corporate Drive, Suite 800	Pittsburgh	PA	15237
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DM

OATH OR AFFIRMATION

I, Joseph F. Banco, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mid Atlantic Clearing & Settlement Corporation, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Stacey Madison, Notary Public
City of Pittsburgh, Allegheny County
My Commission Expires Feb. 7, 2021
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

Signature

Chief Financial Officer

Title

Stacey Madison

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition. Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report. (A separate report was issued)
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MID ATLANTIC CLEARING & SETTLEMENT CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS		
Cash and Cash Equivalents	$	373,207
Cash Segregated Under Federal and Other Regulations		518
Deposits with Clearing Organizations		20,000
Prepaid and Other Assets		15,715
Intangible Assets - Net		250,000
Total Assets	$	659,440
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Payable to Customers	$	518
Stockholder's Equity		
Common Stock; $0.01 Par Value; 1,000 Shares Authorized, Issued, and Outstanding		10
Additional Paid-In Capital		1,211,057
Accumulated Deficit		(552,145)
Total Stockholder's Equity		658,922
Total Liabilities and Stockholder's Equity	$	659,440

The accompanying notes are an integral part of these financial statements.

Lally & Co.

CPAs and Business Advisors

Lally & Co., LLC
5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851

412.[illegible].8190 *office*
412.366.3111 *fax*
www.lallycpas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Board of Directors of
Mid Atlantic Clearing & Settlement Corporation
Pittsburgh, Pennsylvania

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of **Mid Atlantic Clearing & Settlement Corporation** ("Company"), a wholly owned subsidiary of Mid Atlantic Trust Company, as of December 31, 2017, the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Mid Atlantic Clearing & Settlement Corporation as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of Mid Atlantic Clearing & Settlement Corporation's management. Our responsibility is to express an opinion on Mid Atlantic Clearing & Settlement Corporation's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Mid Atlantic Clearing & Settlement Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained on pages 12 through 15 has been subjected to audit procedures performed in conjunction with the audit of Mid Atlantic Clearing & Settlement Corporation's financial statements. The supplemental information is the responsibility of Mid Atlantic Clearing & Settlement Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5.

In our opinion, the supplementary information contained on pages 12 through 15 is fairly stated, in all material respects, in relation to the financial statements as a whole.

We began serving as Mid Atlantic Clearing & Settlement Corporation's auditors starting in 2011.

Pittsburgh, Pennsylvania
February 12, 2018